SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

BAYCORP HOLDINGS, LTD.

(Name of Subject Company)

BAYCORP HOLDINGS, LTD.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

072728108

(CUSIP Number of Class of Securities)

FRANK W. GETMAN JR.

PRESIDENT & CHIEF EXECUTIVE OFFICER

BAYCORP HOLDINGS, LTD.

ONE NEW HAMPSHIRE AVENUE

SUITE 125

PORTSMOUTH, NH 03801

TELEPHONE: (603) 766-4990

(Name, Address and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

COPIES TO:

RICHARD A. SAMUELS MCLANE, GRAF, RAULERSON & MIDDLETON, PROFESSIONAL ASSOCIATION 900 ELM STREET MANCHESTER, NH 03105 TELEPHONE: (603) 628-1470	M. DOUGLAS DUNN AND JOHN T. O’CONNOR MILBANK, TWEED, HADLEY & MCCLOY LLP ONE CHASE MANHATTAN PLAZA NEW YORK, NY 10005 TELEPHONE: (212) 530-5548

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company is BayCorp Holdings, Ltd., a Delaware corporation (the “Company”). The address of its principal executive offices is One New Hampshire Avenue, Suite 125, Portsmouth, NH 03801 and the telephone number is (603) 766-4990.

(b) Securities. The title of the class of equity securities to which this statement relates is the common stock, par value $0.01, of the Company (the “Common Stock”). As of October 11, 2005, 571,364 shares of Common Stock were issued and outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The name, business address and business telephone of the Company, which is the person filing this statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer. This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) relates to the tender offer by Sloan Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Sloan Group Ltd., a Bahamas international business corporation (“Sloan Group”), disclosed in a Tender Offer Statement on Schedule TO (“Schedule TO”) dated October 12, 2005, (which includes the information required to be reported as filing persons under Rule 13e-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) offering to purchase all of the issued and outstanding shares of Common Stock (“Shares”) at a price of $14.19 per share, net to the seller in cash, (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated October 12, 2005, and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the “Offer”). Joseph Lewis, a citizen of the United Kingdom and permanent resident of the Bahamas, is the ultimate owner of Sloan Group, and controls both Sloan Group and Purchaser. Mr. Lewis is a private investor with diversified investment holdings through portfolio companies in, among other things, private residential properties, commercial real estate development, life sciences, sports teams and sporting events, manufacturing and distribution, oil and gas, financial services, and restaurants.

The Offer is being made pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of September 30, 2005, by and among Sloan Group, the Purchaser and the Company (the “Merger Agreement”). Pursuant to the Merger Agreement, Purchaser has agreed to commence the Offer to acquire all of the issued and outstanding shares of Common Stock at a price of $14.19 per share. The Merger Agreement also provides that as promptly as practicable after the purchase of the Common Stock pursuant to the Offer and the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (“Delaware Law” or the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). As a result of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will become a wholly owned subsidiary of Sloan Group. At the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Common Stock held in the treasury of the Company or by Purchaser, Sloan Group or any direct or indirect subsidiary of Sloan Group or the Company, and other than Common Stock held by stockholders who shall have demanded and perfected appraisal rights under Delaware Law) will be canceled and converted automatically into the right to receive $14.19 in cash, or any higher price that may be paid per share of Common Stock in the Offer, without interest (the “Merger Consideration”). Stockholders who demand and perfect appraisal rights under Delaware Law will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by Delaware Law. Shares outstanding immediately prior to the Effective Time that are held by a stockholder who has preserved such stockholder’s appraisal rights under Section 262 of the DGCL with respect to such Shares (the “Appraisal Shares”) will not be converted into the right to receive the Merger Consideration, unless such stockholder fails to perfect or withdraws or otherwise loses such stockholder’s right to appraisal. The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

According to the Offer to Purchase filed by the Purchaser as Exhibit (a)(1)(i) to the Schedule TO, the business address of the Purchaser is 6100 Payne Stewart Drive, Windermere, FL 34786 and the business telephone number of the Purchaser is (407) 876-0024. The business address of each of Sloan Group and Joseph Lewis is c/o Cay House, P.O. Box N7776, Lyford Cay, New Providence, Bahamas. The business telephone number for Sloan Group and Mr. Lewis is c/o Purchaser at (407) 876-0024.

Item 3. Past Contract, Transactions, Negotiations and Agreements.

Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and its executive officers, directors and affiliates are, except to the extent described below, described in the Company’s Definitive Proxy Statement as filed with the Securities and Exchange Commission on April 8, 2005 (the “2005 Proxy Statement”) pursuant to Rule 14a-3 under the Exchange Act, excerpts of which are attached as Annex A to this Statement and are incorporated in this Statement by reference. Annex A includes the information on the following pages and with the following headings from the 2005 Proxy Statement:

•	Pages 1 to 4—“Security Ownership of Certain Beneficial Owners and Management”

•	Pages 4 to 5—“Election of Directors”

•	Page 7—“Compensation of Directors”

•	Pages 7 to 9—“Executive Officers” and “Executive Compensation”

•	Page 9—“Option/SAR Grants in Last Fiscal Year”

•	Page 10—“Option Exercises and Year-End Values”

•	Pages 10 to 11—“Employment Agreements”

•	Pages 11 to 12—“Report of the Compensation Committee”

•	Page 12—“Compensation Committee Interlocks and Insider Participation”

Except as described in this Statement (including in the exhibits to this Statement and in Annex A to this Statement) or incorporated in this Statement by reference, to the knowledge of the Company, as of the date of this Statement, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company’s executive officers, directors or affiliates or (2) the Purchaser, Sloan Group or their respective executive officers, directors, affiliates, or controlling persons.

Other Agreements

Sloan Group Notes. Sloan Group is the holder of a $10,250,000 senior secured convertible note (the “First Note”), a $10,000,000 multiple-draw senior secured convertible note (the “Second Note”), and a $7,750,000 multiple-draw senior secured note (the “Third Note”) from the Company and all of its wholly owned subsidiaries (collectively, the “Notes”). The debt under the First Note and Second Note, accrues interest at 8% per annum, is due on December 15, 2005, and is convertible at any time between November 15, 2005 and December 15, 2005 (or any time after the occurrence and during the continuance of a material event of default under the First Note or Second Note) into shares of Common Stock at a price of $14.04 per share. At December 15, 2005, the end of the conversion period, the principal and interest of the First Note and Second Note would be convertible into approximately 1,510,889 shares of Common Stock, which would represent approximately 73% of the outstanding Common Stock (based upon 571,364 currently outstanding shares and assuming the issuance of 1,510,889 shares of Common Stock upon conversion of the First Note and Second Note). The First Note and Second Note do not allow the Company to prepay the debt or pay any interest in cash unless Sloan Group elects to permit such payment. The debt under the Third Note accrues interest at 8% per annum, is due on April 1, 2006, may be prepaid without penalty, and is not convertible into capital stock of the Company. The Notes provide for a 2% premium on the interest rate in the event of a default. Default under any of the First Note, Second Note, or Third Note would constitute a default under each of the notes. Payment may be accelerated in the event of a material event of default. The Notes are all secured by certain assets of the Company and certain of its subsidiaries and a default under one Note would be a default under all the Notes.

The Merger Agreement. The summary of the Merger Agreement and the description of the conditions to the Offer contained at “Introduction,” “Special Factors—Section 7,” and “The Tender Offer—Sections 1 and 11” of the Offer to Purchase, which is being mailed to stockholders together with this Statement, are incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit (a)(1)(i) to this Statement and is incorporated in this Statement by reference.

Company Stock Options. The Merger Agreement provides that the Company will take all necessary action, effective as of the Effective Time, to (i) terminate the Company’s 1996 Stock Option Plan, 2001 Non-Statutory Stock Option Plan and each stock option agreement granted otherwise than under such plans that constitute separate plans, each as amended through September 30, 2005, (the “Company Stock Option Plans”) and (ii) cancel, at the Effective Time, each outstanding option to purchase shares of Common Stock granted under Company Stock Option Plans (each, a “Company Stock Option”) that is outstanding and unexercised, whether or not vested or exercisable as of such date (in each case, without the creation of additional liability to the Company or any Subsidiary).

As of the Effective Time, each holder of a Company Stock Option outstanding immediately prior to the Effective Time will be entitled to receive an amount in cash, without interest, equal to the product of (i) the total number of shares of Company Common Stock subject to such Stock Options multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share under such Company Stock Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less applicable withholding taxes, if any, required to be withheld with respect to such payment. No holder of a Company Stock Option that has an exercise price per Share that is equal to or greater than the Merger Consideration will be entitled to any payment with respect to such cancelled Company Stock Option before or after the Effective Time.

Company Employee Benefit Plans. In the Merger Agreement, Sloan Group has agreed that, during the period commencing with the Effective Time and ending on December 31 of the calendar year in which the Effective Time occurs, employees of the Company and its subsidiaries will be offered participation in employee benefit plans, programs, policies and arrangements that are no less favorable in the aggregate to those provided under the applicable employee benefit plans (as defined in Section 3(3) of ERISA (excluding plans exempt under Section 201(2) of ERISA)), programs, policies and arrangements of the Company and its subsidiaries in effect at the Effective Time (collectively, “Current Plans”), except that nothing will (i) obligate or commit Sloan Group or its subsidiaries to continue any particular Current Plan after the Effective Time or to maintain in effect any particular Current Plan or any level or type of benefits, (ii) obligate or commit Sloan Group or its subsidiaries to provide any employee of the Company or any subsidiary with any equity compensation pursuant to any equity compensation plans, programs or arrangements sponsored or provided by Sloan Group or any of its subsidiaries or affiliates for the benefit of its employees, or (iii) prohibit Sloan Group or its subsidiaries from making any changes to any Current Plans.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides that the certificate of incorporation of the Surviving Corporation will contain provisions no less favorable with respect to indemnification than are set forth the Company’s certificate of incorporation, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification will be required by law.

The Merger Agreement provides that, prior to the Effective Time, the Company will purchase and pay for a directors’ and officers’ liability insurance policy, or tail coverage under the Company’s existing directors’ and officers’ liability insurance policy, providing coverage of not less than six years, subject to substantially the same limits, terms, and conditions as the policy in force immediately prior to the Effective Time, with respect to matters occurring prior to the Effective Time. The total cost of the directors’ and officers’ liability coverage described in the preceding sentence will not exceed $123,750, which is 225% of the last annual premium payable prior to September 30, 2005, which was $55,000. The Company and Sloan Group will cooperate to seek and obtain the insurance coverage at the lowest cost for a carrier of recognized financial standing, including the Company’s current carrier. If the cost of providing and maintaining the insurance coverage would exceed the amount permitted, (i) the Company will notify the covered officers and directors and Sloan Group of the amount of such excess and give the covered officers and directors the opportunity to reimburse the Company the amount of such excess, and if and for so long as such reimbursement is made the Company, Sloan Group, and the Surviving Corporation will continue to provide and maintain such insurance, and (ii) if and to the extent the covered officers and directors do not reimburse the Company in accordance with the immediately preceding clause (i), then the Company will provide (at no cost to the covered officers and directors) the greatest amount of substantially equivalent insurance obtainable at a total cost of not greater than $123,750.

Stockholder Support Agreement. In connection with the Merger Agreement, each of Sloan Group and Purchaser entered into a Stockholder Support Agreement dated September 13, 2005 with Frank W. Getman Jr. and Anthony M. Callendrello, who are directors and executive officers of the Company, pursuant to which, subject to certain customary conditions, Messrs. Getman and Callendrello have agreed to tender and sell all of their shares of Common Stock (61,305 and 12,280 shares, respectively, representing an aggregate of approximately 12.9% of the total outstanding Common Stock) pursuant to and in accordance with the terms of the Offer. In addition, Messrs. Getman and Callendrello have each granted Sloan Group an irrevocable proxy to vote, at any meeting of the Company’s stockholders and in any action by written consent of the Company’s stockholders, all of his Common Stock in favor of the Merger and the Merger Agreement and against any action, agreement or transaction that would impede, interfere with, delay, postpone, or attempt to discourage the merger or the Merger Agreement. The Stockholder Support Agreement is included as Exhibit (e)(2) to this Statement.

Certain Employment Agreements. Contemporaneous with the execution of the Agreement and Plan of Merger dated as of September 13, 2005 (prior to its amendment and restatement as of September 30), Mr. Getman and Mr. Callendrello each entered into Employment Agreements with the Company dated September 13, 2005 and effective at the Effective Time. Frank W. Getman Jr. will be employed as the Company’s Chief Executive Officer and President and Anthony M. Callendrello as the Company’s Chief Operating Officer. The employment agreements are for one-year terms, with automatic one-year extensions unless terminated and contain customary restrictive covenants regarding non-competition, use of confidential information and solicitation of employees and customers. The Employment Agreements are Exhibit (e)(3) and Exhibit (e)(4), respectively, to this Statement.

Certain Investment Opportunities. Sloan Group has indicated that, following the Effective Time, it expects to grant to Messrs. Getman and Callendrello the opportunity to purchase Common Stock representing approximately 8.9% and 2.4%, respectively, in the Surviving Corporation for $14.19 in cash per share of the Surviving Corporation (which is based on the per share price in the Offer). Sloan Group anticipates that an estimated 80% of the purchase price of such shares that would be paid by Messrs. Getman and Callendrello would be funded from the proceeds of loans from Sloan Group or its affiliates that would accrue interest at the variable prime rate of interest. No definitive agreements have been reached with respect to the terms of any equity investment by, or any related loans to, Mr. Getman or Mr. Callendrello.

Confidentiality Agreement. The Company and Sloan Group entered into a Nondisclosure and No-Trading Agreement (the “Confidentiality Agreement”). The Confidentiality Agreement contains customary provisions pursuant to which either party to the Confidentiality Agreement that receives non-public, confidential information relating to the other party agrees to keep such information confidential subject to customary exceptions. This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by reference, and a copy of which is Exhibit (d)(8) to the Schedule TO.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Board.

The Board of Directors of the Company (the “Board”), at a meeting held on May 17, 2005, formed a committee of independent directors (the “Special Committee”), comprised of Stanley I. Garnett, Alexander Ellis III and Thomas C. Leonard. The Board authorized the Special Committee to consider and negotiate the terms of any transaction proposed by Sloan Group. The Special Committee also was authorized to engage financial and legal advisors to obtain all relevant and material facts and information, to direct the activities of such legal advisors, to pursue such due diligence as the Special Committee deemed necessary, and to present recommendations to the full Board with respect to any such transaction.

As described below in Item 4(b), the Special Committee met numerous times with its legal advisors, Milbank, Tweed, Hadley & McCloy, LLP (“Milbank”) and with Jefferies & Company, Inc. (“Jefferies”), the financial advisor to the Special Committee.

After careful consideration, including a presentation by the Special Committee’s legal and financial advisors, the Special Committee, by the unanimous vote of all of its members, at a meeting on September 12, 2005: (i) has determined that it is fair to and in the best interests of the Company and its stockholders and (other than Purchaser, Sloan Group and their affiliates) to consummate the Offer and Merger upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware Law; (ii) has approved and declared advisable the Offer, the Merger and the Merger Agreement; and (iii) recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, the Board, by unanimous vote and upon the unanimous recommendation of the Special Committee: (i) has determined that it is fair to and in the best interests of the Company and its stockholders (other than Purchaser, Sloan Group and their affiliates) to consummate the Offer and Merger upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware Law; (ii) has approved, adopted and declared advisable the Offer, the Merger and the Merger Agreement; and (iii) recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The press release communicating the recommendation of the Board is filed as Exhibit (a)(5)(iii) hereto and is incorporated herein by this reference.

(b) Background of the Offer; Reasons for Recommendation; Considerations of the Board.

Background

In November 2002, the Company sold its interests in the Seabrook Nuclear Generating Facility, which at that time represented the majority of the Company’s assets. In the sale, the Company received cash consideration of approximately $112.6 million. At that time, the Board considered alternatives and decided to have the Company offer to repurchase from Company shareholders up to 8,500,000 shares, representing approximately 91% of the Company’s outstanding Common Stock. The result of that offer to repurchase shares, which was commenced in January 2003, was the repurchase of 8,673,887 of the then outstanding shares, leaving only 646,874 remaining shares outstanding. At that time, the Company believed that there would be potentially attractive investment opportunities in the energy sector. However, the strategic direction of the Company and the ability to pursue opportunities in the energy sector were highly dependent upon numerous factors, including the relatively small amount of cash remaining in the Company following its repurchase of shares in March 2003 and its uncertain ability to raise additional capital through debt or equity financing.

During the ensuing two years, the Company retained its interest in HoustonStreet Exchange, Inc. and its long-term power contract with UNITIL Power Corporation (“UNITIL Power”), and it expanded its business with the acquisition of small hydroelectric generating facilities in Vermont and Maine. It also acquired the development rights to a proposed generating project in Nacogdoches County, Texas and then, in 2005, began participating in the exploration and drilling of gas and oil wells in that same area of Texas. However, for a variety of reasons, including the competitive market for large energy assets and the Company’s need to arrange financing for any large acquisition, the Company was not successful in its efforts to make larger acquisitions in the energy sector. During this period, the Company’s management approached and met with potential sources of capital including banks, hedge funds, and private equity sources which either declined to make a proposal or made proposals that were not sufficiently attractive to pursue. The result was that the Company has remained a very small public Company, with generally very low stock trading volumes (averaging 756 shares per day in 2004 and 679 shares per day during 2005, through September 12, the day prior to public announcement of the Offer) and limited liquidity for its shares since March 2003. During the same period, federal legislation, most notably implementation of the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission rules, have substantially increased the costs to the Company of remaining a public company, with the prospect of such costs increasing substantially in the future. As a result of these and other factors, at numerous regular meetings of the Board during 2003, 2004, and 2005, the Board discussed whether it continues to be in the best interests of the Company and its shareholders to continue to be a public company.

In order to pursue the opportunities to participate in the oil and gas exploration and production business in Nacogdoches County, Texas, the Company required greater capital than its own limited cash resources. In the period from approximately November 2004 through March 2005, the Company’s management actively explored possible sources of additional capital, meeting with banks, hedge funds and private equity sources. During management’s investigation of potential funding sources, one of the Company’s shareholders identified Joseph Lewis to Company management as a potential source of capital for the Company. Based on the suggestion of the Company’s shareholder, management contacted Mr. Lewis and, following several telephone conferences between Mr. Lewis and the Company’s management, in March 2005, the Company’s Board of Directors approved the issuance of a $10.25 million senior secured convertible note to Sloan Group, the proceeds of which were used to fund the Company’s acquisition of hydroelectric generating facilities in Maine and investment in certain oil and gas exploration opportunities.

Following the investment of the initial $10.25 million borrowed from Sloan Group, Company management met with Mr. Lewis and his representatives on April 26, 2005 in Windermere, Florida to discuss the ongoing capital requirements of the Company. Following this meeting, the Company requested and Sloan Group agreed to loan the Company an additional $10 million under a new senior secured convertible note in May 2005 for the purpose of funding additional gas exploration and drilling activities, the result of which was the Second Note. See “Item 3, Past Contract, Transactions, Negotiations and Agreements; Other Agreements; Sloan Group Notes.”

In the course of its due diligence review of the Company in connection with determining whether it would engage in the First and Second Note financings, Sloan Group became aware of the Company’s business strategy, resources and the need to fund the oil and gas exploration activities, or lose the right to participate in new projects with Sonerra Resources. On May 12, 2005, the Company requested and received from Sloan Group a proposed form of merger agreement and related ancillary documents, reflecting Sloan Group’s desire to engage in a tender offer for the Common Stock, but not reflecting a proposed price per share to be offered in such a transaction. At the regularly scheduled meeting of the Board held on May 17, 2005, following discussion of the documents that had been received from Sloan Group, the Board appointed the Special Committee, as described in Item 4(a) above.

The Special Committee first met, by telephone, on May 31, 2005. Mr. Getman and Mr. Callendrello, directors who were not members of the Special Committee, were present for portions of the meeting. Mr. Getman described the background of Sloan Group’s involvement with the Company that led to the proposed transaction. He also reviewed the prospective costs to the Company if it was to continue to be a public company. The Special Committee received a presentation from Milbank addressing its capabilities to act as legal counsel to the Special Committee. The Special Committee determined that it would engage Milbank as special counsel to the Special Committee and designated Mr. Garnett as chairman of the Committee.

The Special Committee next met, by telephone, on June 1, 2005, at which meeting it received an update from Milbank on the draft transaction documents that had been received on May 12, 2005 from Sloan Group. Milbank also reviewed the role of investment bankers in transactions of the sort proposed and described the role and responsibilities of the Special Committee and the Board. The Special Committee discussed the retention of an investment banking firm. The Special Committee also discussed the Company’s past efforts to pursue a significant energy sector investment that would result in the Company’s public company status being a valuable asset and discussed the past efforts to secure outside financing that led to the Sloan Group financing.

The Special Committee next met, by telephone, on June 6, 2005. Mr. Garnett reported on discussions that he had since the June 1, 2005 Committee meeting with a representative of Sloan Group at which he was given a preliminary indication that the proposed transaction price would likely be in the vicinity of the conversion price of $14.04 per share under the First and Second Note. The Committee members discussed, among other topics, engagement of investment bankers to act as financial advisors to the Committee and authorized Mr. Garnett to negotiate the terms of the Committee’s engagement of Jefferies, which was ultimately engaged as the Special Committee’s financial advisor. At the following Special Committee meeting, held by telephone on June 23, 2005, Mr. Garnett reported on discussions with Sloan Group since the June 6 meeting. Representatives of Jefferies discussed their valuation process and the due diligence that they had performed. The Special Committee also received advice from Milbank, and the Committee directed Jefferies to contact Sloan Group for the purpose of requesting that Sloan Group make a formal acquisition proposal to the Company.

The Special Committee next met, by telephone, on July 22, 2005. A written term sheet outlining the terms of a proposed tender offer for all outstanding Common Stock at a price per share of $14.04 was received from Sloan on July 15, 2005. The Special Committee, together with Jefferies and Milbank discussed the terms and conditions reflected on the term sheet and in the draft transaction documents. The Committee also discussed the recent decline in the market price of the Company’s stock, the price at which Sloan would have a right to convert all or a portion of the First Note and Second Note, and the substantial negative change in value, due to rising natural gas and power prices, of the Company’s long-term power contract with UNITIL Power Corporation since 2003. The Committee voted to direct Jefferies to inform Sloan Group of the Committee’s request for a higher tender offer price from Sloan Group. The Committee met again, by telephone, four days later, on July 26, at which meeting Jefferies reported that Sloan Group had indicated a willingness to increase the price per share in the tender offer to $14.19, but no higher. The Special Committee discussed the offer in the context of alternatives available to the Company, including any prospects of obtaining financing from other sources. The Special Committee determined that the $14.19 price per share, subject to receipt from Jefferies of a satisfactory opinion on fairness, appeared to be within an acceptable range of prices and in the best interests of the Company and its shareholders, such that the Committee would accept the revised term sheet as a basis for proceeding with negotiation of definitive agreements.

At meetings of the Special Committee, held by telephone, on August 2, August 10, August 17, August 25, August 30, and September 6, 2005, the Committee received and discussed updates from Jefferies and Milbank on the course of negotiation of definitive agreements and a variety of material agreement issues. At those meetings, the Committee also received updates on developments in the business of the Company from Mr. Getman and Mr. Callendrello.

On September 10 and 11, 2005, Mr. Getman met with Mr. Lewis and his representatives to discuss the terms of Mr. Getman’s and Mr. Callendrello’s employment arrangements with the Company, and following the Merger, possible opportunities for Messrs. Getman and Callendrello to purchase an equity interest in the Surviving Corporation. The final terms of Mr. Getman’s and Mr. Callenderello’s employment were agreed upon on September 11, 2005. No definitive agreements were reached with respect to the terms of any equity investment by, or any related loans to, Mr. Getman or Mr. Callendrello. Mr. Getman informed directors of the results of his meeting with Mr. Lewis, on the afternoon and evening of September 11 and at the Board meeting held the next morning.

The Special Committee and the full Board met in Boston on September 12, 2005, at which meeting the directors received updates from Milbank on the agreements that had been negotiated, the terms of the Getman and Callendrello employment agreements, the potential equity investment opportunities discussed with Messrs.

Getman and Callendrello, and the resolution of issues that had been discussed at the prior Special Committee meetings. Jefferies made a detailed presentation of their financial analyses and fairness opinion. See “Opinion of Financial Advisor” below. The Special Committee and, in turn, the Board each voted unanimously to approve the Offer and to recommend it to shareholders, as described in Item 4(a) above.

The Special Committee and the Board also met on September 30, 2005, by telephone, to receive a report from Milbank and discuss the proposed amendments to the Merger Agreement necessitated by the Vermont Public Service Board’s authority to approve the transactions contemplated by the Merger Agreement. The Special Committee and, in turn, the Board unanimously approved the revisions to the Merger Agreement and approved and adopted the Amended and Restated Merger Agreement.

Opinion of Financial Advisor

General. Under a letter agreement dated June 14, 2005 (the “Engagement Letter”), the Special Committee engaged Jefferies to act as its financial advisor in connection with considering an acquisition by Purchaser and Sloan Group, including the transactions contemplated by the Merger Agreement. On September 12, 2005, Jefferies delivered to the Special Committee its oral opinion (subsequently confirmed in writing) that subject to the assumptions, limitations and qualifications set forth therein, as of September 12, 2005, the $14.19 per share in cash to be received by the holders of Shares (other than Sloan Group or its affiliates or any affiliates of the Company) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Opinion. THE FULL TEXT OF THE OPINION, DATED AS OF SEPTEMBER 12, 2005, WHICH SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY JEFFERIES IN RENDERING ITS OPINION, IS SET FORTH IN FULL AS ANNEX B TO THIS SCHEDULE 14D-9, WHICH IS BEING MAILED TO STOCKHOLDERS OF THE COMPANY SIMULTANEOUSLY WITH THE OFFER TO PURCHASE. JEFFERIES’ WRITTEN OPINION IS PROVIDED SOLELY TO THE SPECIAL COMMITTEE AND ONLY ADDRESSES THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, AS OF SEPTEMBER 12, 2005, OF THE OFFER PRICE TO BE RECEIVED BY THE HOLDERS OF SHARES (OTHER THAN SLOAN GROUP OR ITS AFFILIATES OR ANY AFFILIATES OF THE COMPANY) PURSUANT TO THE MERGER AGREEMENT. JEFFERIES’ WRITTEN OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF THE COMPANY AS TO WHETHER SUCH STOCKHOLDER SHOULD TENDER ITS SHARES OR act WITH RESPECT TO ANY OTHER MATTER. THE FOLLOWING IS ONLY A SUMMARY OF THE JEFFERIES OPINION. YOU ARE URGED TO READ THE ENTIRE OPINION.

In conducting its analysis and arriving at its opinion, Jefferies reviewed, among other things:

•	the draft Merger Agreement dated September 11, 2005, which, for purposes of its opinion, Jefferies assumed to be identical in all material respects to the document to be executed;

•	certain financial and other information about the Company that was publicly available;

•	information furnished to Jefferies by the Company’s management, including certain internal financial analyses, budgets, reports and other information;

•	the recent share trading price history of the Company;

•	the valuation of the Company implied by the Offer Price;

•	the valuations of publicly traded companies that Jefferies deemed comparable in certain respects to the Company;

•	the financial terms of selected acquisition transactions involving companies in lines of business that Jefferies deemed comparable in certain respects to the business of the Company; and

•	the premiums paid in selected acquisition transactions.

In addition, Jefferies also:

•	held discussions with various members of senior management of the Company concerning historical and current operations, financial conditions, liquidity, capital requirements and prospects, including recent financial performance;

•	prepared a discounted cash flow analysis of certain businesses of the Company on a stand-alone basis; and

•	conducted such other quantitative reviews, analyses and inquiries relating to the Company as Jefferies considered appropriate in rendering its opinion.

In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy, completeness and fair presentation of all financial and other information that was provided to Jefferies by the Company or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies’ opinion is expressly conditioned upon such information (whether written or oral) being complete, accurate and fair in all respects material to its analysis. Jefferies further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to Jefferies incomplete or misleading in any material respect. Jefferies analyses were based, among other things, on the financial projections for certain assets of the Company (the “Financial Projections”) furnished to Jefferies by senior management of the Company. With respect to the Financial Projections, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. Jefferies expressed no opinion as to the Financial Projections or the assumptions on which they were based. In addition, in rendering its opinion, Jefferies assumed that the Financial Projections were reasonably prepared by management and reflected management’s best currently available estimates and good faith judgment of the future competitive, operating and regulatory environment and related financial performance of the Company, and that the Financial Projections and the assumptions derived therefrom provided a reasonable basis for its opinion. Although the Financial Projections did not form the principal basis for Jefferies’ opinion, but rather constituted one of many items that it employed, changes to the Financial Projections could affect Jefferies’ opinion.

In its review, with the exception of the appraisal commissioned by the Company and provided to Jefferies with respect to the Great Bay Hydro power plant and diesel engines (valuing the property as of April 2004), Jefferies did not obtain or receive any independent evaluation or appraisal of the assets or liabilities of, nor did Jefferies conduct a comprehensive physical inspection of any of the assets of the Company, nor has Jefferies been furnished with any such evaluations or appraisals or reports of such physical inspections, nor does Jefferies assume any responsibility to obtain any such evaluations, appraisals or inspections. Jefferies’ opinion is based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of September 12, 2005. Jefferies made no independent investigation of any legal or accounting matters affecting the Company, and assumed the correctness in all respects material to its analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the Offer or the Merger to the Company or to any holder of Shares.

In rendering its opinion Jefferies also assumed that: (i) in all respects material to its analysis, the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof which would affect the amount or timing of receipt of the Offer Price; (ii) there is not now, and there will not as a result of the consummation of the transactions contemplated by the Merger Agreement be, any default, or event of default, under any indenture, credit agreement or other material agreement or instrument to which the Company or any of its subsidiaries or affiliates is a party; and (iii) all material assets and liabilities (contingent or otherwise, known or unknown) of the Company were as set forth in the consolidated financial statements provided to Jefferies by the Company as of the respective dates of such financial statements.

Jefferies was not requested to and did not provide services other than in connection with the delivery of its opinion and certain general advisory services in connection with the Merger. Jefferies was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. Consequently, Jefferies has assumed that the terms of the Offer and the Merger are the most beneficial terms from the Company’s perspective that could under the circumstances be negotiated among the parties to such the Offer and the Merger.

The following is a summary of the material financial analyses used by Jefferies in connection with providing its opinion to the Committee.

Transaction Overview

Based upon the Offer Price, assuming approximately 589,454 shares of Company Common Stock outstanding (calculated using the treasury stock method and assuming the exercise of outstanding options on 70,358 shares where the exercise price is less than the offer price of $14.19 per share), and approximately $14.7 million of net debt, the transaction implied a net Offer value of approximately $8.4 million and a transaction value of approximately $23.1 million.

Jefferies compared the Offer Price to the average daily closing prices for the Common Stock and noted the following implied offer premiums:

Implied Offer Premiums

Time Period ending September 6, 2005	Average Daily Closing Price of BayCorp Common Stock	Premium Implied by Offer Price
1 day	$9.90	43.3%
1 week	$12.03	18.0%
1 month	$12.30	15.4%
3 month	$13.84	2.5%
6 month	$12.70	11.7%

BayCorp Valuation

Historical Trading Analysis. Using publicly available information, Jefferies reviewed the share price trading history of the Company and made the following observations:

•	The Company’s equity is thinly traded, with the average daily trading volume over the prior 30 days and prior six months being 990 and 658 shares, respectively, versus 571,364 total shares outstanding;

•	Given the limited liquidity in the stock, above average trading volumes cause large positive and negative price swings; and

•	Given the unique nature of the Company’s assets, Jefferies was unable to identify any comparable companies sufficiently similar to the Company to facilitate a meaningful analysis.

Based on these observations, Jefferies did not compare the historical share price performance of the Company to a universe of comparable companies or broader stock market indices.

Asset Cost. This valuation analysis was based on the fact that the majority of the Company’s assets have been acquired or developed within the past 12 months, and the assumption that such asset values did not materially change from the cost of acquisition or development.

The following highlights the Company’s primary assets as advised by the Company’s management:

(i) Hydroelectric generating assets include: 4 megawatts (“MW”) hydroelectric generating facility in Newport, Vermont, and 4.3 MW hydroelectric generating facility in Benton, Maine with a Power Purchase Agreement (“PPA”) with Central Maine Power Corporation (“CMP”) for the entire output until December 2007;

(ii) Development rights for a 1,000 MW natural-gas fired generating facility in Nacogdoches County Texas;

(iii) Diesel engine generators totaling approximately 7 MW located in Newport, Vermont;

(iv) 9.06 MW PPA with UNITIL Power Corporation expiring October 2010 (the “UNITIL PPA”);

(v) Various oil and natural gas exploration and development assets (“E&P Assets”); and

(vi) 59.7% interest in HoustonStreet Exchange, Inc., an Internet-based independent crude oil and refined products exchange.

Jefferies based its valuation on the Company’s public filings and discussions with Company management. The valuation assumptions for each of the above assets, which correspond to the numbered items below, are as follows:

(i) A valuation of $2.1 million, based on the $2.128 million purchase price for the 4.3 MW Benton Falls generating facility (March 16, 2005) and a $10.00 purchase price for the 4 MW Great Bay Hydro generating facility (April 1, 2004) (an additional $3.5 million liability was assumed by the Company in connection with the acquisition of the Great Bay Hydro generating facility, which was subsequently offset by an equivalent amount of cash received from seller).

(ii) A valuation of $0.00, based on the $45,000 purchase price paid for the development rights to the proposed Nacogdoches power plant (October 19, 2004).

(iii) A valuation of $0.00, based on the appraisal completed by Mainstream Associates (valuing the property as of April 2004), which was provided to Jefferies by the Company and the purchase price of $10.00 for these facilities and the 4 MW Great Bay Hydro generating facilities.

(iv) A range of valuations from ($3.9) million to ($4.0) million, based on the expected spot prices discounted at 9.6% and 10.6% via the weighted average cost of capital (“WACC”).

(v) A valuation of $26.3 million, based on the balance as per the June 30, 2005 10-Q balance sheet, adjusted for additional investments that the Company had made or was contractually obligated to make subsequent to June 30, 2005 in addition to well write-offs and depletion that had occurred up to and including June 30, 2005.

(vi) A range of valuations from $0.6 million to $1.2 million, based on a recently received informal offer of 1.0x to 2.0x revenue, as original cost is not meaningful given a significant recapitalization that has occurred since original investment.

This analysis indicated a range of implied values per share of Company Common Stock of approximately $14.32 to $14.55. The analysis assumes that if the implied price per share exceeds the $14.04 strike price for the First and Second Notes (reflecting the then outstanding borrowings under such notes of $20.2 million) then the convertible notes will convert into equity.

Discounted Cash Flow Analysis. Jefferies prepared a discounted cash flow (“DCF”) analysis, on certain of the assets of the Company, to estimate the present value of the free cash flows using management’s Financial Projections. Free cash flows were defined as fully taxed earnings before interest and taxes plus depreciation and depletion less capital expenditures and plus or minus investment in working capital. The projections were extended until the end of the useful lives of the assets and thus no terminal value was assumed. The following details certain assumptions of the Jefferies DCF analysis by each asset listed above, which correspond to the numbered items below:

(i) The DCF analysis for the hydroelectric assets utilized projections from 2005 to 2034 for the Benton Falls generating facility and from 2005 to 2043 for the Great Bay Hydro generating facility with 2005 cash flows being for the period from July 1, 2005 to December 31, 2005. Jefferies used discount rates ranging from 9.6% to 10.6%.

(ii) Projections were not provided; valuation is based on same methodology Jefferies used under the Asset Cost analysis, discussed above.

(iii) Projections were not provided; valuation is based on same methodology Jefferies used under the Asset Cost analysis.

(iv) The DCF analysis for the Unitil PPA contract utilized monthly projections from July 2005 to October 2010. The projections were based on management’s estimates and the Unitil PPA contract. Jefferies used discount rates ranging from 9.6% to 10.6%.

(v) The DCF analysis for the oil and gas E&P Assets utilized projections from 2005 to 2030 with 2005 cash flows being for the period from July 1, 2005 to December 31, 2005. 3D Seismic Data and Lease Valuation is based on management’s estimates representing the Company’s 90% interest in these assets and an estimated valuation for these assets as provided by the Company’s independent engineer. Jefferies used discount rates ranging from 12.4% to 13.1%.

(vi) Projections were not provided; valuation is based on same methodology Jefferies used under the Asset Cost analysis.

This analysis indicated a range of implied values per share of Company Common Stock of approximately $11.02 to $13.42. The analysis assumes that if the implied price per share exceeds the $14.04 strike price for the First and Second Notes (reflecting the then outstanding borrowings under such notes of $20.2 million) then the convertible notes will convert into equity.

Sum of the Parts Analysis. This methodology values certain assets of the Company based on a review of available precedent transactions that Jefferies viewed as comparable to the relevant asset. Jefferies was unable to identify any comparable transactions for the E&P Assets due to these assets operating at a different point in the maturity cycle and possessing a lower cash profile than available precedent transactions. Jefferies was able to identify comparable transactions for the hydroelectric generating assets; however, comparisons of these precedents are of limited value because the only metric available is $/KW, which is a multiple of the plant’s capacity and does not capture differences in a plant’s location, operating cost, or water flow. The following details certain assumptions of the Jefferies sum of the parts analysis by each asset listed above, which correspond to the numbered items below:

(i) Using publicly available information, Jefferies examined the following twelve transactions in the hydroelectric industry. The transactions considered and the month and year each transaction was announced were as follows:

Buyer	Seller	Month and Year Announced
BayCorp	Benton Falls Associates	March 2005
Brascan	Delta Power Company	January 2005
TransCanada	USGen New England	September 2004
Brascan	Reliant Energy	May 2004
Investor Group	PPL Corp.	October 2003
Brascan	Hafslund ASA	September 2003
Boralex Inc.	Black Hills Power	July 2003
Holyoke Gas & Electric Department	Holyoke Water Power Company	June 2001
Northbrook Energy LLC	Niagara Mohawk	July 1999
Northeast Generation Co.	Connecticut Light & Power	July 1999
Orion Power	Niagara Mohawk	December 1998
First Energy	GPU	November 1998

Using publicly available estimates for each of these transactions, Jefferies reviewed the transaction value as a multiple of the acquisition price to kilowatt (KW).

The analysis indicated the following:

	Selected Precedent Transaction Multiples
Benchmark	Low	High	Mean	Median
Price ($/ KW)	$388.9	$2,325.0	$1,029.6	$796.9

(ii)	No precedent transactions were deemed relevant; valuation is based on same methodology Jefferies used under the Asset Cost methodology.

(iii)	No precedent transactions were deemed relevant; valuation is based on same methodology Jefferies used under the Asset Cost methodology.

(iv)	No precedent transactions were deemed relevant; valuation is based on same methodology Jefferies used under the DCF analysis.

(v)	No precedent transactions were deemed relevant; valuation is based on same methodology Jefferies used under the DCF analysis.

(vi)	No precedent transactions were deemed relevant; valuation is based on same methodology Jefferies used under the Asset Cost methodology.

This analysis indicated a range of implied values per share of Company Common Stock of approximately $8.79 to $11.56. The analysis assumes that if the implied price per share exceeds the $14.04 strike price for the First and Second Notes (reflecting the then outstanding borrowings under such notes of $20.2 million) then the convertible notes will convert into equity.

Premiums Paid Analysis. Using publicly available information, Jefferies analyzed the premiums offered in public merger and acquisition transactions, where an existing majority owner acquired the remaining outstanding shares for transactions announced between February 28, 1997 and January 27, 2005. For each of these transactions, Jefferies calculated the premium represented by the offer price over the target company’s share price for the one day period prior to the transaction’s announcement and the target company’s average share price for the one week and one month periods prior to the transaction’s announcement. This analysis indicated the following:

Premiums Paid Analysis Premium (Discount)

Benchmark/ Time Period	Low	High	Mean	Median

M&A Transactions
1 day	(10.0)%	117.4%	23.2%	15.7%
1 week	(13.9)%	100.0%	25.2%	19.7%
1 month	(13.9)%	90.5%	26.5%	23.5%

Using a reference range based on +/- 3.0% of the median, a premium of 13.8% to 19.8% over the target company’s share price for the one day period prior to the transaction’s announcement, a premium of 16.7% to 22.7% over the target company’s average share price for the one week period prior to the transaction’s announcement, and a premium of 20.5% to 26.5% over the target company’s average price for the one month period prior to the transaction’s announcement, and the closing prices per share of Common Stock for the relevant periods of $9.90, $12.03 and $12.30, respectively, this analysis indicated a range of implied prices per share of Common Stock of $11.27 to $15.55.

Based upon and subject to the foregoing qualifications and limitations and those set forth below, Jefferies was of the opinion that, as of September 12, 2005, the $14.19 per share in cash to be received by the holders of Shares (other than Sloan Group or its affiliates or any affiliates of the Company) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Jefferies’ opinion and financial analyses were not the only factors considered by the Special Committee and the Board of Directors in making their evaluation of the Offer and Merger and should not be viewed as determinative of the views of the Special Committee, the Board of Directors or the Company’s management. See “Special Factors—Section 2” of the Offer to Purchase.

The opinion of Jefferies was not intended to and does not constitute a recommendation as to how any holder of the Shares should vote or act on any matter related to the Offer, the Merger or any other transaction contemplated by the Merger Agreement (including without limitation whether or not such holder should tender such holder’s Shares in the Offer).

Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services. The Special Committee selected Jefferies based on Jefferies’ qualifications, expertise and reputation. Jefferies is an internationally recognized investment banking and advisory firm.

The preparation of a fairness opinion is a complex process involving determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analysis or the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying the opinion of Jefferies. In arriving at its opinion, Jefferies considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it; rather, Jefferies made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. Certain Jefferies analyses are based upon forecasts of future results and are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. The foregoing summary does not purport to be a complete description of the analyses performed by Jefferies. Additionally, analyses relating to the value of businesses or securities are not appraisals. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. No company or transaction reviewed in the above analysis is identical to the Company or the transactions contemplated by the Merger Agreement. In evaluating the transactions contemplated by the Merger Agreement, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond the Company’s control. Mathematical analysis, such as determining the average or the median, is not in itself a meaningful method of using comparable transaction data.

The Jefferies opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transactions that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the transactions contemplated by the Merger Agreement or the terms of the Merger Agreement or the documents referred to therein.

Jefferies acted as financial advisor to the Special Committee and received a fee of $350,000 from the Company upon delivery of its opinion. The fees payable to Jefferies are not contingent upon the successful completion of the Offer or the Merger. Jefferies will also be reimbursed for its reasonable and customary expenses, and it and related parties will be indemnified against certain liabilities, including liabilities under the federal securities laws, in connection therewith. Jefferies was not requested to provide, or to identify potential sources of, financing to the Company or to explore strategic alternatives. Except as set forth in the preceding sentence, no limitations were imposed on Jefferies by the Special Committee with respect to the investigations made or procedures followed by it in rendering its opinion.

Jefferies and its affiliates in the past provided a fairness opinion to the Company in connection with the sale of the Company’s interest in the Seabrook Nuclear Generating Facility, and are currently providing, or in the future may provide, investment banking, financial and advisory services to the Company, Sloan Group or their affiliates unrelated to the proposed Offer and Merger, for which services they have received, or expect to receive, compensation.

In the ordinary course of their businesses, Jefferies and its affiliates may publish research reports regarding the securities of the Company and its affiliates or affiliates of Sloan Group, may actively trade or hold such securities for their own accounts and for the accounts of their customers and, accordingly, may at any time hold long or short positions in those securities.

Considerations of the Board.

In unanimously deciding to approve the Merger Agreement and recommend the Offer and the Merger, as set forth above under “Recommendation of the Board,” the Special Committee considered the information set forth under “Background of the Transaction” above, as well as other information including the following:

Company Operating and Financial Condition. The Special Committee took into account the current and historical financial condition, liquidity and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the general economy and in the industries in which the Company’s businesses operate, including the effects of rising energy costs. The Company considered the adverse effects of rising energy costs on the value of the Company’s contract with UNITIL Power and on the Company’s financial condition, net worth and performance in 2005, as well as on the limited sources available to fund the Company’s oil and gas exploration and production efforts. The Special Committee believed the Offer Price to be attractive in light of the Company’s current financial performance, profitability and growth prospects and current and expected general economic and industry conditions.

Financial Terms/Premium to Market Price. The Special Committee considered the relationship of the Offer Price and the Merger Consideration to the historical and projected market prices of the Shares. The Offer Price represents a significant premium of approximately 45% over the closing price per Share of $9.76 on September 12, 2005, the day before the public announcement of the Offer and a small premium to the $14.04 conversion price of the First Note and Second Note held by Sloan Group.

Likely Effect on the Company and Market Prices of the Shares if the Offer is Rejected or is Withdrawn. The Special Committee also considered the possible impact on the Company and on the market price of the Shares in the short term and the long term in the event that the Offer were to be withdrawn or rejected. The Special Committee concluded that the Company would either default in repayment of the First and Second Notes or have to raise capital from external sources on terms, if available, that would likely result in substantial dilution to existing stockholders and, in turn, result in a significant decline in the market value of the Shares.

Discussions with Sloan Group and Purchaser. The Special Committee believes that, after extensive negotiations by and on behalf of the Special Committee with Sloan Group, the Company has obtained the highest price per share that Sloan Group is willing to pay. The Special Committee took into account the fact that the terms of the Offer were determined through extensive arm’s-length negotiations between Sloan Group on the one hand, and the Special Committee and its financial and legal advisors on the other hand, and the judgment of the Special Committee that, based upon the negotiations that had transpired, a price higher than $14.19 per share could not likely be obtained and that further negotiations with Sloan Group could cause Sloan Group to abandon the transaction.

Lack of Strategic Alternatives. The Special Committee also considered the fact that the Company has been unable to acquire and to finance the acquisition of any significant energy sector assets since the 2002 sale of its interest in the Seabrook Nuclear Generating Facility. The Special Committee also concluded that an acquisition of the Company by, or other strategic transaction with, a third party was unlikely in light of the fact that no such transaction could be effected without Sloan Group’s support due to the First and Second Notes held by Sloan Group which, if converted, would result in ownership by the Sloan Group of approximately 73% of the Company’s outstanding Shares.

Need for Additional Funds for Oil and Gas Exploration. A subsidiary of the Company, Nacogdoches Gas, LLC, has entered into an agreement with Sonerra Resources Corporation pursuant to which Nacogdoches Gas may invest in certain oil and gas exploration activities. Pursuant to this agreement, Sonerra may, from time to time, make funding requests of Nacogdoches Gas. In the event that Nacogdoches Gas elects not to fund the request, Nacogdoches Gas will lose its right to participate in future optional exploration activities with Sonerra Resources. A more detailed description of the Sonerra relationship is set forth in the Offer to Purchase at “The Tender Offer—Section 7.” The Board of Directors and the Special Committee was aware that additional funding requests from Sonerra were soon likely and that Nacogdoches Gas and the Company did not have sufficient available capital or liquidity to meet these funding requests. Additionally, the Special Committee was aware that the Company had a limited ability to incur additional debt other than from Sloan Group.

Jefferies Fairness Opinion. The Special Committee considered the presentation by Jefferies and its oral opinion, subsequently confirmed in writing, that as of September 12, 2005, based upon and subject to certain important assumptions, limitations and qualifications, the Offer Price to be received by holders of Shares (other than Sloan Group or its affiliates or any affiliates of the Company) was fair from a financial point of view to such holders. A copy of the opinion rendered by Jefferies and the assumptions made by Jefferies in arriving at its opinion is included as Annex B to this Statement. Shareholders are urged to read the opinion in its entirety.

Absence of a Breakup Fee. The Special Committee considered the fact that under the Merger Agreement, if the Board of Directors concludes that its fiduciary duties to stockholders require a change in its recommendation, no “break up” or “topping” fee is required to be paid to the Purchaser (although the Company will be obligated to reimburse Sloan Group for Sloan Group’s reasonable out-of-pocket expenses).

Timing of Completion of the Offer and Merger. The Special Committee considered the anticipated timing of consummation of the transactions contemplated by the Offer and Merger Agreement, including the structure of the transactions as a tender offer for all of the Shares for cash, followed by the Merger in which remaining stockholders will receive the same cash consideration as received by stockholders who tender their Shares in the Offer.

Form of the Consideration; Taxable Transaction. The Special Committee considered the form of consideration to be paid to holders of Shares in the Offer and Merger. The Special Committee was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to holders for federal income tax purposes.

Limited Trading of the Shares. The Special Committee also considered the fact that there are currently few public stockholders of the Company and limited trading in the Shares.

Limited Conditions to Consummation. The Special Committee considered the fact that the obligation of Sloan Group and Purchaser to consummate the Offer and Merger is subject to a limited number of conditions, with no financing condition. Moreover, the Special Committee concluded that Sloan Group and Purchaser have the financial resources to consummate the Offer and Merger expeditiously.

Appraisal Rights. The Special Committee considered the fact that stockholders who do not tender their Shares pursuant to the Offer have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under Delaware Law, as described under “Special Factors—Section 5” of the Offer to Purchase.

Possible Conflicts of Interest. The Special Committee also took into account the possible conflicts of interest of Mr. Getman and Mr. Callendrello, directors and executive officers of the Company who have entered into employment agreements that become effective upon consummation of the Merger and to whom Sloan Group has indicated that it expects to grant the opportunity to purchase common stock representing approximately 8.9% and 2.4%, respectively, in the Surviving Corporation for $14.19 in cash per share of the Surviving Corporation (which is based on the per share price in the Offer). Sloan Group anticipates that an estimated 80% of the purchase price of such shares that would be paid by Messrs. Getman and Callendrello would be funded from the proceeds of loans from Sloan Group or its affiliates that would accrue interest at the variable prime rate of interest. No definitive agreements have been reached with respect to the terms of any equity investment by, or any related loans to, Mr. Getman or Mr. Callendrello. The Special Committee, after considering the Offer and related transactions, including the employment of and investment offered to, Messrs. Getman and Callendrello, concluded that, the Offer is fair to and in the best interests of the Company and its stockholders and unanimously recommended that the Board of Directors approve the Merger Agreement, the Merger, and recommend that the Company’s stockholders tender their Shares pursuant to the Offer.

Procedural Fairness. The Special Committee believes that the Offer is procedurally fair because:

•	the Offer was the result of extensive arm’s-length discussions between representatives of the Special Committee (comprised of the independent directors of the Company who were advised by independent legal counsel and independent financial advisors) and the Sloan Group and Purchaser;

•	the Offer Price was found by Jefferies, financial advisor to the Special Committee, as of September 12, 2005, and subject to important assumptions, limitations and qualifications set forth in their opinion, to be fair, from a financial point of view, to the holders of shares of Common Stock (other than Sloan Group, Purchaser and their affiliates); and

•	Purchaser may not, without the prior consent of the Company, amend or modify certain key terms of the Offer, including certain conditions to the Offer.

In reaching its determinations referred to above, the Board of Directors considered the following factors, each of which, in the view of the Board of Directors, supported such determinations: (i) the conclusions and recommendations of the Special Committee; (ii) the factors referred to above as having been taken into account by the Special Committee; and (iii) the fact that the offer price and the terms and conditions of the Merger Agreement were the result of extensive arm’s-length negotiations between the Special Committee and Purchaser and Sloan Group.

The members of the Board of Directors evaluated the Offer and Merger in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of its legal advisors.

The Board of Directors believes that the Offer is procedurally fair because:

•	the Special Committee consisted of independent directors appointed to represent the interests of the Company’s stockholders other than Purchaser and Sloan Group and their affiliates;

•	the Special Committee retained and was advised by its own independent legal counsel;

•	the Special Committee retained and was advised by Jefferies, as its independent financial advisor; and

•	the other factors described above relied upon by the Special Committee in determining the Offer is procedurally fair.

The Board of Directors (and, as noted above, the Special Committee) recognized that the Merger is not structured to require the approval of at least a majority of the stockholders of the Company other than Purchaser, Sloan Group and their affiliates.

The Special Committee and the Board of Directors also recognized that, while consummation of the Offer and Merger will result in all stockholders (other than Purchaser, Sloan Group and their affiliates) being entitled to receive $14.19 in cash for each of their Shares, it will eliminate the opportunity for current stockholders (other than Purchaser, Sloan Group and their affiliates and, in the event that they purchase an equity interest in the Surviving Corporation, Messrs. Getman and Callendrello) to participate in the benefit of increases, if any, in the value of business of the Company following the Merger. Nevertheless, the Special Committee and the Board of Directors concluded that this fact did not justify the Company’s current shareholders foregoing the receipt of the immediate cash premium represented by the Offer Price.

The Special Committee was not aware of any other offers for the merger or sale of the Company, the sale or transfer of all or any substantial part of the Company’s assets or any purchase of the Company’s securities that would result in a third party purchaser obtaining control of the Company. The Special Committee also concluded that any such transaction was unlikely in light of the fact that no such transaction could be effected without Sloan Group’s support due to the First Note and the Second Note held by Sloan Group which, if converted, would result in ownership by the Sloan Group of approximately 73% of the Company’s outstanding Shares, at a price of $14.04, compared to the Offer Price of $14.19 per Share.

In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Offer and Merger to the Company’s public stockholders, and the complexity of these matters, neither the Special Committee nor the Board of Directors found it practicable to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the specific factors they considered. Moreover, neither the Special Committee nor the Board of Directors have undertaken to make any specific determination to assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

The foregoing discussion of the information and factors considered by the Special Committee and the Board of Directors is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the Board of Directors.

Recommendation of the Board. In light of the factors described above, the Board, by unanimous vote and upon the unanimous recommendation of the Special Committee: (i) has determined that it is fair to and in the best interests of the Company and its stockholders (other than Purchaser, Sloan Group and their affiliates) to consummate the Offer and Merger upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware Law; (ii) has approved, adopted and declared advisable the Offer, the Merger and the Merger Agreement; and (iii) recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

(c) Intent to Tender

To the best knowledge of the Company, each of the executive officers and directors who are shareholders currently intend to tender their shares of Common Stock held of record or beneficially for purchase pursuant to the Offer. In addition, Messrs. Getman and Callendrello have entered into the Stockholder Support Agreement, described above in Item 3 of this Statement, pursuant to which they have agreed to tender and sell all of their shares of Common Stock (61,305 and 12,280 shares, respectively, representing an aggregate of approximately 12.9% of the outstanding Common Stock) pursuant to and in accordance with the terms of the Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated Or Used.

Neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or the Merger. Except for the preparation of this Statement, the negotiation of the Merger Agreement and activities related thereto, and as otherwise disclosed in this Statement, to the best of the Company’s knowledge, none of the Company’s officers, employees or assets has been or will be employed or used in connection with the Offer.

Item 6. Interest in Securities of the Subject Company.

No transactions in Common Stock have been effected during the past 60 days by the Company or, to the best of the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as disclosed in this Statement, the Company has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(b) Except as disclosed in this Statement, there are no transactions involving the Company, resolutions of the Board, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in Item 7(a) above.

Item 8. Additional Information.

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Delaware General Corporation Law. As a Delaware corporation, the Company is subject to Section 203 (“Section 203”) of the DGCL. In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) on consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation, and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the Offer, as described in Item 4 above, and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Under the DGCL, if Purchaser holds, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without the approval of the Company’s stockholders. However, if Purchaser does not hold at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of the Company’s stockholders is required under the DGCL, a significantly longer period of time will be required to effect the Merger.

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders who have not tendered their Common Stock will have certain rights under Delaware Law to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Common Stock. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DCGL will have the “fair value” of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares.

Possible Effects of the Offer on the Market for Shares, AMEX Listing, Exchange Act Registration and Margin Regulations. The information set forth in the Offer to Purchase at “Special Factors—Section 6” is incorporated in this Statement by reference.

Certain Conditions of the Offer. The information set forth in the Offer to Purchase at “The Tender Offer—Sections 1 and 11” is incorporated in this Statement by reference.

Certain Legal Matters and Regulatory Approvals. The information set forth in the Offer to Purchase at “The Tender Offer—Section 12” is incorporated in this Statement by reference.

Offer Documents. Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO are incorporated by reference herein in their entirety.

Item 9. Exhibits.

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase, dated October 12, 2005 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Sloan Group filed with the Securities and Exchange Commission by Purchaser, Sloan Group and Joseph Lewis on October 12, 2005 (the “Schedule TO”).

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(1)(vii)	Letter to Stockholders, dated October 12, 2005.

(a)(5)(i)	Text of Joint Press Release of Sloan Group, Purchaser and the Company, dated September 13, 2005 (incorporated by reference to Exhibit 99.1 under cover of the Schedule 14D-9-C filed by the Company with the Securities and Exchange Commission on September 13, 2005).

(a)(5)(ii)	Text of Joint Press Release of Sloan Group, Purchaser and the Company, dated September 27, 2005 (incorporated by reference to Exhibit 99.1 under cover of the Schedule 14D-9-C filed by the Company with the Securities and Exchange Commission on September 27, 2005).

(a)(5)(iii)	Text of Joint Press Release of Sloan Group, Purchaser and the Company, dated October 12, 2005.

(c)(1)	Opinion of Jefferies & Company, Inc.

(e)(1)	Amended and Restated Agreement and Plan of Merger, dated as of September 30, 2005, among Sloan Group, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 16, 2005).

(e)(2)	Stockholder Support Agreement, dated as of September 13, 2005, by and among Sloan Group, Purchaser, Frank W. Getman Jr. and Anthony M. Callendrello (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 16, 2005).

(e)(3)	Employment Agreement, dated September 13, 2005, between Frank W. Getman Jr. and the Company (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 16, 2005).

(e)(4)	Employment Agreement, dated September 13, 2005, between Anthony M. Callendrello and the Company (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 16, 2005).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BAYCORP HOLDINGS, LTD.

By:	/S/ FRANK W. GETMAN JR.
Name:	Frank W. Getman Jr.
Title:	President & CEO

Date: October 12, 2005

ANNEX A

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the ownership of the Company’s Common Stock as of January 21, 2005 (except as noted) by (i) the only persons known by the Company to own more than five percent of the Company’s outstanding shares, (ii) all directors and director-nominees of the Company, (iii) each of the executive officers of the Company named in the Summary Compensation Table (the “Named Executive Officers”) and (iv) all directors, nominees and executive officers of the Company as a group.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned (1)		Percentage of Common Stock Outstanding (2)
5% Stockholders

D. B. Zwirn & Co., L.P 745 Fifth Avenue, 18th Floor New York, New York 10151	57,500	(3)	10.3%

Group consisting of:

Peter M. Collery

Neil H. Koffler

SC Fundamental Value Fund, L.P.

SC Fundamental LLC

SC Fundamental Value BVI, Ltd.

SC-BVI Partners

PMC-BVI, Inc.

SC Fundamental Value BVI, Inc.

SC Fundamental LLC Employee Savings and Profit Sharing Plan

(the “SC Fundamental Group”) 420 Lexington Avenue, Suite 2601 New York, New York 10170	56,180	(4)	10.1%

Jonathan Couchman 800 Third Avenue, 31st Floor New York, New York 10022	41,700	(5)	7.5%

Stoner Group Limited Shipston House P.O. Box 7776 Lyford Cay N.P. Nassau, Bahamas	28,200	(6)	5.1%

Directors, Nominees and Executive Officers Patrycia T. Barnard Anthony M. Callendrello Alexander Ellis III Thomas C. Leonard Stanley I. Garnett II Frank W. Getman Jr. James S. Gordon	4,400 70,203 14,602 10,000 12,470 101,129 16,268	(7) (8) (9) (10) (11) (12)	* 11.4 2.6 1.8 2.2 16.9 2.8	% % % % % %

All directors and executive officers as a group (7 individuals)	229,072	(13)	32.4%

*	Less than 1% of the total number of shares outstanding.
(1)

The number of shares of Common Stock beneficially owned by each person or entity is determined under rules promulgated by the Commission. Under such rules, beneficial ownership includes any shares as to which the person or entity has sole or shared voting power or investment power, and also includes any shares of the Company that the person or entity has the right to acquire within 60 days after January 21, 2005. Unless otherwise indicated, each person or entity referred to above has sole voting and investment power with respect to the shares listed. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of such shares.

(2)	Number of shares deemed outstanding includes 557,945 shares outstanding as of January 21, 2005, plus any shares subject to options held by the person or entity in question that are currently exercisable or exercisable within 60 days after January 21, 2005.
(3)	The information presented herein is as reported in, and based upon, written information provided by the indicated stockholders to the Company as of February 24, 2004 and Schedules 13G/A filed with the Commission on February 13, 2004 and 13R-HR filed with the Commission on February 16, 2005 by the indicated stockholders. Highbridge/Zwirn Capital Management, LLC, Highbridge Capital Management, LLC, Daniel B. Zwirn, HCM/Z Special Opportunities LLC, Highbridge/Zwirn Special Opportunities Fund, Ltd., and Highbridge/Zwirn Special Opportunities Fund, L.P. (collectively, the “HCM/Z Group”) reported beneficial ownership of 57,500 shares, with shared voting and dispositive power as to such shares. Daniel B. Zwirn is the Managing Principal of Highbridge/Zwirn Capital Management, LLC. Highbridge/Zwirn Capital Management, LLC is the Trading Manager of Highbridge/Zwirn Special Opportunities Fund, Ltd. and Highbridge/Zwirn Special Opportunities Fund, L.P. Highbridge Capital Management, LLC is the Trading Manager of HCM/Z Special Opportunities LLC. As of December 31, 2003, Highbridge/Zwirn Special Opportunities Fund, Ltd., HCM/Z Special Opportunities LLC, and Highbridge/Zwirn Special Opportunities Fund, L.P. beneficially owned 7,995, 32,830, and 16,675 shares of the Company’s Common Stock respectively. As of February 13, 2004, the HCM/Z Group beneficially owned 57,500 shares of Common Stock.
(4)	The information presented is based upon Schedule 13G/A filed with the Commission on April 3, 2003 by the indicated stockholders. Peter M. Collery reported beneficial ownership of 56,180 shares, with sole voting and dispositive power with respect to 239 of such shares and shared voting and dispositive power with respect to 55,941 of such shares. Mr. Collery’s 56,180 beneficially owned shares represented 8.7% of the Company’s shares outstanding as of May 19, 2003. SC Fundamental Value Fund, L.P. reported beneficial ownership of 25,374 shares, with sole voting and dispositive power as to such shares. SC Fundamental LLC reported beneficial ownership of 25,374 shares, with shared voting and dispositive power as to such shares. SC Fundamental Value BVI, Ltd. reported beneficial ownership of 30,567 shares, with sole voting and dispositive power as to such shares. SC-BVI Partners reported beneficial ownership of 30,567 shares, with shared voting and dispositive power as to such shares. PMC-BVI, Inc. reported beneficial ownership of 30,567 shares, with shared voting and dispositive power as to such shares. SC Fundamental Value BVI, Inc. reported beneficial ownership of 30,567 shares, with shared voting and dispositive power as to such shares. Neil H. Koffler reported beneficial ownership of 55,941 shares, with shared voting and dispositive power as to such shares. Collectively, these stockholders and other affiliates of Mr.Collery are referred to as the “SC Fundamental Group” or “SC Fundamental Group entities.”
(5)	The information presented herein is as reported in, and based upon, written information provided by the indicated stockholders to the Company as of February 24, 2004 and a Schedule 13G/A filed with the Commission on February 11, 2004 by the indicated stockholders. Couchman Partners, L.P. (“Couchman Partners”) reported beneficial ownership of 41,700 shares, with sole voting and dispositive power as to such shares. Couchman Capital LLC (“Couchman Capital”) reported beneficial ownership of 41,700 shares, with sole voting and dispositive power as to such shares. Jonathan Couchman reported beneficial ownership of 41,700 shares, with sole voting and dispositive power as to such shares. Jonathan Couchman is the sole member of the Management Board of Couchman Capital, which in turn is the general partner of Couchman Partners. Collectively, these stockholders and other affiliates of Couchman Partners, L.P. are referred to as the “Couchman Group.”
(6)	The information presented is based upon Schedule 13G filed with the Commission on March 21, 2005 by Stonor Group Limited, which reported beneficial ownership, with sole voting and dispositive power, of 28,200 shares.
(7)	Includes 57,923 shares issuable upon exercise of outstanding stock options granted under the BayCorp Holdings, Ltd. Stock Option Plan of 1996 (the “1996 Plan”) and the BayCorp Holdings, Ltd. Non-Statutory Stock Option Plan of 2001 (the “2001 Plan”).

(8)	Includes 14,559 shares issuable upon exercise of outstanding stock options granted under the 2001 Plan.
(9)	Consists of 10,000 shares issuable upon exercise of outstanding stock options granted under the 2001 Plan.
(10)	Consists of 12,470 shares issuable upon exercise of outstanding stock options granted under the 2001 Plan.
(11)	Includes 39,824 shares issuable upon exercise of outstanding stock options granted under the 1996 Plan and 2001 Plan.
(12)	Includes 13,419 shares issuable upon exercise of outstanding stock options granted under the 2001 Plan.
(13)	Includes 148,195 shares issuable upon exercise of outstanding stock options granted under the 1996 Plan and 2001 Plan.

ELECTION OF DIRECTORS

(Item 1)

The persons named in the enclosed proxy card (Frank W. Getman Jr. and Anthony M. Callendrello) will vote to elect the six nominees named below as directors of the Company unless authority to vote for the election of any or all of the nominees is withheld by marking the proxy card to that effect. Each nominee is presently serving as a director. Each nominee has consented to being named in this proxy statement and to serve if elected.

Each director will be elected to hold office until the next annual meeting of stockholders or until his successor is elected and qualified. If for any reason any nominee should become unavailable for election prior to the Meeting, the person acting under the proxy may vote the proxy for the election of a substitute. It is not presently expected that any of the nominees will be unavailable.

Set forth below are the name and age of each person nominated to serve on the Company’s Board of Directors and the positions and offices held by him, his principal occupation and business experience during the past five years, the names of other publicly held companies of which he serves as a director, and the year of the commencement of his term as a director of the Company. Information with respect to the number of shares of Common Stock beneficially owned by each director and director nominee, directly or indirectly, as of January 21, 2005, appears under “Security Ownership of Certain Beneficial Owners and Management.”

Anthony M. Callendrello, 53, has served as a director of the Company since July 2003 and as the Company’s Chief Operating Officer since April 2000 and as the Secretary of the Company since May 2000. Mr. Callendrello has over 20 years experience in the nuclear energy industry. With over 16 years at the Seabrook Project, Mr. Callendrello most recently served as the plant’s Manager of Environmental, Government and Owner Relations. From 1980 to 1983, Mr. Callendrello was employed with Stone & Webster Engineering Corporation, which provided engineer and architect services to utility and other industries. Mr. Callendrello holds a Master of Engineering-Mechanical degree and a Bachelor of Engineering degree from Stevens Institute of Technology.

Alexander Ellis, III, 55, has served as a director of the Company since May 2000. Mr. Ellis is a founding member of RockPort Capital Partners, LLC, a private equity fund established in May 2000. Since January 1999, Mr. Ellis has been a member of RockPort Partners, LLC, a merchant banking firm serving the electric and energy industries. Mr. Ellis was a member of Casco Bay Energy Co., LLC and Acadia Bay Energy Company, LLC, developers of electric power generating stations that were sold. Mr. Ellis holds a B.A. in Political Science from Colorado College and an M.B.A. from Yale School of Management.

Stanley I. Garnett, II, 61, has served as a director of the Company since June 1997. Mr. Garnett is a principal of Garnett Consulting Group, Inc., an economic and management consultancy. Previously, from 2000 until 2004, he was a member of the Management Group of PA Consulting Group (“PA Consulting”), an international management, systems and technology consulting firm. Mr. Garnett was a senior advisor to PHB Hagler Bailly (“PHB”), an economic and management consulting firm, from September 1998 until November 2000 when PA Consulting acquired PHB. Mr. Garnett was an Executive Vice President of Florida Progress Corporation, an electric utility, from April 1997 to August 1998. From March 1996 until March 1997, Mr. Garnett was a senior advisor with Putnam, Hayes & Bartlett, an economic and management consulting firm. From September 1981 until December 1995, he was a senior executive at Allegheny Power System, Inc., an electric utility, serving as the company’s chief legal officer and CFO from 1990 until December 1995. Mr. Garnett holds a B.A. in Business Administration from Colby College, an M.B.A. from the Wharton Graduate School of Commerce and Finance, and a J.D. from New York University School of Law.

Frank W. Getman Jr., 41, has served as Chairman of the Company’s Board of Directors since May 2000 and as its President and Chief Executive Officer since May 1998. From September 1996 to May 1998, Mr. Getman was Chief Operating Officer of the Company and its predecessor. Mr. Getman served as Vice President, Secretary and General Counsel of the Company and its predecessor from August 1995 to May 1998. From September 1991 to August 1995, Mr. Getman was an attorney with the law firm of Hale and Dorr LLP, Boston, Massachusetts. Mr. Getman is also President and a director of HoustonStreet. Mr. Getman holds J.D. and M.B.A. degrees from Boston College and a B.A. in Political Science from Tufts University.

James S. Gordon, 51, has served as a director of the Company since May 2001. Mr. Gordon has served as President of Energy Management, Inc., a privately held independent power company, since 1975. Energy Management, Inc. developed seven power plants in New England. Mr. Gordon is the President of Cape Wind Associates, a partnership working to permit, finance and operate an offshore wind farm approximately five miles off the coast of Nantucket, Massachusetts. Mr. Gordon founded the Competitive Power Coalition of New England and formerly served as its Chairman. Mr. Gordon holds a B.S. in Broadcasting and Film from Boston University.

Thomas C. Leonard, 50, has been a director of the Company since July 2003 and has been a Managing Director in the Financial & Economic Consulting team at Huron Consulting Group LLC (“Huron”), a private consulting firm, since December 2002. Mr. Leonard has over 25 years of experience in providing financial services to global and national organizations. Before joining Huron, Mr. Leonard was a Senior Partner at Arthur Anderson LLP from 1996 through 2002 and served as the Partner-In-Charge of its New England Assurance and Business Advisory practice. Mr. Leonard has worked with the top management, external counsel and board of directors of clients in many industries including high technology, manufacturing and energy companies. Mr. Leonard holds a B.S. in Accounting and Finance from the University of Wisconsin at Madison and is a Certified Public Accountant.

Compensation of Directors

Employee directors do not receive any compensation for serving on the Board. Non-employee directors receive $2,000 per quarter, plus reasonable expenses.

Executive Officers

Frank W. Getman Jr. has served as Chief Executive Officer and President of the Company since May 1998.

Anthony M. Callendrello has served as the Company’s Chief Operating Officer since April 2000 and as the Secretary of the Company since May 2000.

Patrycia T. Barnard has served as Vice President of Finance since January 2001 and as Treasurer of the Company since 1998. Ms. Barnard served as Director of Accounting from May 1996 to 2001. Ms. Barnard has over 20 years experience in multi-national, corporate accounting and finance. From 1978 until 1993, Ms. Barnard was employed by BTR, Plc., a conglomerate of highly diversified manufacturing companies, most recently as Assistant Controller for Clarostat Mfg. Co. Inc. Ms. Barnard holds an M.B.A and a Masters in Accounting from New Hampshire College. She also holds a B.S. in Business Administration from the University of New Hampshire.

Executive Compensation

Summary Compensation Table. The following table sets forth certain information concerning the compensation of the Company’s Chief Executive Officer, the Company’s Chief Operating Officer and the Company’s Vice President of Finance (together, the “Named Executive Officers”). As of December 31, 2004, the Company did not have any other executive officers.

SUMMARY COMPENSATION TABLE

Annual Compensation

Name and Principal Position	Year	Salary ($)(1)	HoustonStreet Salary ($)(2)	Bonus ($)(1)		Other Annual Compensation ($)		Long-Term Compensation Awards Securities Underlying Options/SARs (No. of Shares) (3)	All Other Compensation ($)
Frank W. Getman Jr. President and Chief Executive Officer	2004 2003 2002	100,000 131,251 207,582	100,000 — —	0 0 756,573	(5)	0 2,249,143 0	(4)	0 60,000 70,000	579 4,584 9,727	(9) (9) (9)

Anthony M. Callendrello Chief Operating Officer and Secretary	2004 2003 2002	100,000 112,990 158,050	— — —	0 0 478,287	(7)	0 415,754 0	(6)	0 25,000 40,000	0 3,482 4,741	(10) (10) (10)

Patrycia T. Barnard Vice President of Finance and Treasurer	2004 2003 2002	136,170 144,926 158,050	— — —	0 0 75,000		0 441,717 0	(8)	0 0 20,000	0 4,383 6,241	(10) (10) (10)

(1)	Amounts shown represent cash compensation earned by the Named Executive Officers for the fiscal years presented. Excludes amounts paid by HoustonStreet to Mr. Getman in 2002, 2003, and 2004. See “Employment Agreements.” Mr. Getman and Mr. Callendrello each agreed to a reduction in their annual base salary to $100,000 as of May 1, 2003.
(2)	Amount shown represents cash compensation earned in 2004 by Mr. Getman for services to and paid by HoustonStreet. Prior to May 1, 2004, on which date HoustonStreet became a majority owned subsidiary, the Company did not control HoustonStreet or the election of its board of directors.
(3)	The option exercise price is equal to the fair market value of the Common Stock on the date of grant. Does not include options granted in 2004 by HoustonStreet to Mr. Getman to purchase 25,000 shares of HoustonStreet Common Stock at various option exercise prices equal to and exceeding the HoustonStreet Board of Directors’ determination of fair market value on the date of grant. See “Option/SAR Grants in Last Fiscal Year—Note 1.” Does not include $18,912 value of shares of HoustonStreet Common Stock granted to Mr. Getman by HoustonStreet in April 2004 in connection with its reorganization.
(4)	Includes $1,062,807 paid to Mr. Getman for 162,560 stock options surrendered to the Company in the Company’s 2003 self-tender offer (the “Tender Offer”). The payment was calculated based on the difference between the Tender Offer price of $14.85 per share and the option strike prices, which ranged from $4.90 per share to $12.22 per share. Includes $1,139,526 in ordinary income recognized upon the exercise of 139,116 non-statutory stock options on February 28, 2003 and $46,810 in ordinary income recognized upon the disqualifying disposition of 10,761 incentive stock options exercised on March 27, 2002 and sold in the Tender Offer on March 18, 2003.
(5)	Represents $756,573 paid to Mr. Getman under the Company’s incentive compensation program established by the Board for achieving specific objectives and creation of $7,565,731 of incremental value above certain benchmarks established by the Board. See “Employment Agreements—Key Employee Retention and Incentive Plan.”
(6)	Includes $186,554 paid to Mr. Callendrello for 34,577 stock options surrendered to the Company in the Tender Offer. The payment was calculated based on the difference between the Tender Offer price of $14.85 per share and the option strike prices, which ranged from $8.875 per share to $10.25 per share. Includes $229,200 in ordinary income recognized upon the exercise of 40,000 non-statutory stock options on February 13, 2003.
(7)

Represents $378,287 paid to Mr. Callendrello under the Company’s incentive compensation program established by the Board for achieving specific objectives and creation of $7,565,731 of incremental value above certain benchmarks established by the Board. The agreement also provided a $100,000 bonus to Mr. Callendrello upon the closing of the sale of the Company’s interests in the Seabrook Project. See “Employment Agreements—Key Employee Retention and Incentive Plan.”

(8)	Includes $116,116 of ordinary income recognized by Ms. Barnard upon the exercise of 20,626 non-statutory stock options on February 19, 2003 and $325,601 of ordinary income recognized upon the disqualifying disposition of 34,974 incentive stock options exercised on February 19, 2003 and sold in the Tender Offer on March 18, 2003.
(9)	Includes premiums of $579, $539 and $500 for a term life insurance policy paid for by the Company and employer contributions to the Company’s SAR/SEP retirement plan of $0, $4,045 and $9,227 for the years ended December 31, 2004, 2003 and 2002, respectively.
(10)	Represents employer contributions to the Company’s SAR/SEP retirement plan.

Option/SAR Grant Table. The following table sets forth certain information regarding options and SARs granted during 2004 by the Company to its executive officers.

OPTION/SAR GRANTS IN LAST FISCAL YEAR (1)

Individual Grants

Name	Number of Securities Underlying Option/SARs Granted	Percent of Total Option/SARs Granted to Employees in Fiscal Year	Exercise or Base Price (#/$/Sh)	Expiration Date	Potential Realizable Value at Assumed Rates of Stock Price Appreciation for Option Term
Frank W. Getman Jr.	0	100%	—	—	—

(1)	Option/SAR Grants in table do not include options to purchase 25,000 shares of HoustonStreet Common Stock granted to Mr. Getman in December 2004 pursuant to the HoustonStreet Exchange, Inc. 1999 Stock Incentive Plan. The HoustonStreet options consisted of three tranches, 7,500 shares at an exercise price of $6.47, 7,500 shares at $12.95, and 10,000 shares at $25.89, and vest ratably over three years. All options granted are non-transferable except by will or the laws of descent or pursuant to a Qualified Domestic Relations Order, in accordance with the terms and conditions of the HoustonStreet Plan and the individual Stock Option Agreement. The exercise price of the options is equal to or in excess of the HoustonStreet Board of Directors’ determination of fair market value of HoustonStreet’s Common Stock on the date of grant. The exercisability of these options is accelerated upon the occurrence of a change in control (as defined in the Individual Stock Option Agreement.) The potential realizable value of the options, based on hypothetical gains that could be achieved for the respective options if exercised at the end of the option term, and assuming rates of stock appreciation of 5% and 10% compounded annually from the date of grant to the expiration dates, are $30,500 and $77,300 ($6.47 options), $0 and $28,700 ($12.95 options), and $0 and $0 ($25.89) options. The hypothetical gains are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise.

Option Exercises and Year-End Values. The following table sets forth certain information concerning each exercise of stock options during the fiscal year ended December 31, 2004 by each of the Company’s executive officers and the number and value of unexercised options held by each of these executive officers on December 31, 2004.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR

AND FISCAL YEAR-END OPTION/SAR VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Option/SARs at Fiscal Year-End (#) Exercisable/ Unexercisable		Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End ($)(3) Exercisable/ Unexercisable
Frank W. Getman Jr.	0	$0	39,824/30,000	(1)(2)	$ $	5,010/$0 0/$0
Patrycia T. Barnard.	0	$0	0/0			$0/$0
Anthony M. Callendrello.	0	$0	57,923/12,500	(1)		$126,400/$0

(1)	Options granted pursuant to the BayCorp 1996 Plan and 2001 Plan.
(2)	Excludes options granted pursuant to the HoustonStreet Exchange, Inc. 1999 Stock Incentive Plan, 694 of which were exercisable and 24,306 were not exercisable at December 31, 2004. See “Option/SAR Grants in Last Fiscal Year—Note 1.” None of the HoustonStreet options were exercised. Based on the HoustonStreet Board of Directors’ determination of fair market value of HoustonStreet Common Stock made on December 10, 2004 ($6.47), none of the options were in-the-money at December 31, 2004.
(3)	Based on the fair market value of the Company’s Common Stock on December 31, 2004 ($12.73 per share.)

Employment Agreements

Key Employee Retention and Incentive Plan. In October 2001, the Board approved its Compensation Committee’s recommendation that the Board adopt a Key Employee Retention and Incentive Plan (the “Retention and Incentive Plan”). The purpose of the Retention and Incentive Plan was to accomplish the sale of the Company’s interests in the Seabrook Project, maximize the results to the Company of that sale, and retain key employees through the successful completion of the Seabrook Project sale and thereafter if desired by the Board. Under the Retention and Incentive Plan, the officers, directors, and key employees received stock options and officers and key employees received other incentives under Retention and Incentive Agreements. Pursuant to such Retention and Incentive Agreements officers and key employees have received cash payments based upon the achievement of particular objectives that created incremental value for the Company and have the ability to receive additional cash payments based on the incremental value created.

On November 30, 2001, the Company entered into a Retention and Incentive Agreement with Anthony M. Callendrello, the Company’s Chief Operating Officer. The agreement provides a six-month severance payment (approximately $73,000) to Mr. Callendrello that is payable upon and only upon a final liquidation of substantially all of the assets of the Company and the approval of a plan of distribution of the Company’s assets net liabilities to its stockholders. In addition, the agreement established goals and financial incentives for achieving certain specific objectives that created incremental value for the Company and addressed constructive termination issues. The agreement provided a $100,000 bonus to Mr. Callendrello upon the closing of the sale of the Company’s interests in the Seabrook Project. The Board based the financial incentives on a concept of sharing incremental value created by employees above certain benchmarks set by the Board. None of the incentive payments were to be made unless and until the closing of the Seabrook Project sale and unless Mr. Callendrello continued as an employee through that date. Total incentive payments of $484,542 have been made to Mr. Callendrello, and additional incentive payments may be made under the Retention and Incentive Agreement at such time as further savings and assets can be determined.

On December 5, 2001, the Company entered into a similar Retention and Incentive Agreement with Frank W. Getman Jr., the Company’s President and Chief Executive Officer, which established goals and financial incentives for achieving certain specific objectives that created incremental value for the Company. The Board based the financial incentives on a concept of sharing incremental value created by employees above certain benchmarks set by the Board. The potential incentive payment is calculated as (i) ten percent of the savings from the reduction of certain identified liabilities, and (ii) two percent of the incremental value realized from identified assets, such that Mr. Getman will benefit only in the event of demonstrable financial benefit to the Company. None of the incentive payments were to be made unless and until the closing of the Seabrook sale and unless Mr. Getman continued as an employee through that date. Total incentive payments of $969,086 have been made to Mr. Getman, and additional incentive payments may be made under the Retention and Incentive Agreement at such time as further savings and assets can be determined. Mr. Getman’s agreement does not contain a retention bonus component or any constructive termination provisions.

On November 21, 2001, the Company entered into a Retention and Incentive Agreement with Patrycia T. Barnard, the Company’s Vice President of Finance and Treasurer. The agreement provides that in the event that Ms. Barnard continues to be an employee of the Company through final liquidation of substantially all of the assets of the Company and the approval of a plan of distribution of the Company’s assets net liabilities to its stockholders, the Company will pay to Ms. Barnard bonus compensation in an amount equivalent to one year of Ms. Barnard’s salary at the time of any such liquidation and distribution, or approximately $145,000.

Report of the Compensation Committee

The Compensation Committee of the Company’s Board of Directors is responsible for establishing compensation policies with respect to the Company’s executive officers. As of December 31, 2004, the Company had three executive officers: its President/Chief Executive Officer, its Chief Operating Officer/Secretary and its Vice President of Finance/Treasurer. The objectives of the Company’s executive compensation program are to establish compensation levels designed to enable the Company to attract, retain and reward executive officers who contribute to the long-term success of the Company so as to enhance stockholder value. Base salary and benefits are intended to adequately reward officers and employees for capable performance within their respective job descriptions, consistent with keeping the Company competitive within the industry and market areas. Stock options granted under the 1996 Plan and the 2001 Plan are a key component of the executive compensation program and are intended to provide executives with an equity interest in the Company so as to link a meaningful portion of the compensation of the Company’s executives with the performance of the Company’s Common Stock. In addition, the Committee may determine that the executive officers should be rewarded based on the achievement of financial objectives that create incremental value for the Company. The Retention and Incentive Plan and Agreements described above were intended to result in and reward executives’ accomplishments of identified objectives that would financially benefit the Company.

Chief Executive Officer Compensation. The Compensation Committee employed the general executive compensation objectives described above in establishing Mr. Getman’s base salary and incentive compensation arrangements in 2004. Mr. Getman’s annual base salary was reduced with his concurrence to $100,000 as of May 1, 2003 in view of the Company’s change in business operations and assets as a result of the sale of the Seabrook Project in November 2002 and distribution of cash through the tender offer and repurchase of shares in March 2003. Mr. Getman’s salary and stock option compensation from HoustonStreet, the Company’s 59.7% subsidiary, is set by the HoustonStreet Board of Directors, which has continued to consist of individuals who represent HoustonStreet’s minority shareholders and who are not affiliates of the Company.

Effect of Section 162(m) on Deductibility. Section 162(m) of the Internal Revenue Code (the “Code”) generally disallows a tax deduction to public companies for compensation in excess of $1,000,000 paid to its chief executive officer and each of its four other most highly compensated executive officers. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. The Compensation Committee periodically reviews the potential consequences of Section 162(m) and may structure the performance-based portion of its executive compensation to comply with certain exemptions to Section 162(m). However, the Compensation Committee reserves the right to use its judgment to authorize compensation payments that do not comply with the exemptions to Section 162(m). In any event, there can be no assurance that compensation attributable to stock options granted under the 1996 Plan or the 2001 Plan will be exempt from Section 162(m).

Compensation Committee

Alexander Ellis III

Stanley I. Garnett, II

James S. Gordon

Thomas C. Leonard

Compensation Committee Interlocks and Insider Participation

The current members of the Company’s Compensation Committee are Messrs. Ellis, Garnett, Gordon and Leonard. No executive officer of the Company has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, whose executive officers served as a director of or member of the Compensation Committee of the Company.

ANNEX B

September 12, 2005

Special Committee of Independent Directors

BayCorp Holdings, Ltd.

One New Hampshire Avenue, Suite 125

Portsmouth, New Hampshire 03801

Members of the Special Committee of Independent Directors:

We understand that BayCorp Holdings, Ltd. (the “Company”), Sloan Group Ltd. (“Parent”), and Sloan Acquisition Corp., a wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated as of September 11, 2005 (the “Merger Agreement”), pursuant to which Merger Sub will make a cash tender offer (the “Offer”) to acquire all the issued and outstanding shares of Company common stock, par value $0.01 per share (together, the “Common Stock”) for $14.19 per share in cash (the “Consideration”). Following the consummation of the Offer, the Merger Agreement provides for, among other things, the merger (the “Merger” and, together with the Offer, the “Transaction”) of Merger Sub with the Company pursuant to which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger and each share of Common Stock not owned by Merger Sub will be converted into the right to receive the Consideration.

Jefferies & Company, Inc. (“Jefferies”), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services. We have been engaged by the Special Committee of Independent Directors pursuant to an engagement letter dated June 14, 2005 (the “Engagement Letter”) to render a fairness opinion to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services pursuant to the Engagement Letter, which will be payable upon delivery of this opinion, and we also will be reimbursed for expenses incurred. The Company has agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered and to be rendered by Jefferies under such Engagement Letter. In the ordinary course of our business, we and our affiliates may trade or hold securities of the Company, Parent and their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities.

You have asked for our opinion as investment bankers as to whether the Consideration to be received by the holders of shares of Common Stock (other than Parent or its affiliates or any affiliates of the Company) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

In conducting our analysis and arriving at the opinion expressed herein, we have, among other things, (i) reviewed the draft Merger Agreement dated September 11, 2005, which, for purposes of this opinion we have assumed, with your permission to be identical in all material respects to the document to be executed; (ii) reviewed certain financial and other information about the Company that was publicly available; (iii) reviewed information furnished to us by the Company’s management, including certain internal financial analyses, budgets, reports and other information; (iv) held discussions with various members of senior management of the Company concerning historical and current operations, financial conditions and prospects,

Special Committee of Independent Directors

BayCorp Holdings, Ltd.

September 12, 2005

including recent financial performance; (v) reviewed the recent share trading price history of the Company; (vi) reviewed the valuation of the Company implied by the Consideration; (vii) reviewed the valuations of publicly traded companies that we deemed comparable in certain respects to the Company; (viii) reviewed the financial terms of selected acquisition transactions involving companies in lines of business that we deemed comparable in certain respects to the business of the Company; (ix) reviewed the premiums paid in selected acquisition transactions; and (x) prepared a discounted cash flow analysis of certain businesses of the Company on a stand-alone basis. In addition, we have conducted such other quantitative reviews, analyses and inquiries relating to the Company as we considered appropriate in rendering this opinion.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy, completeness and fair presentation of all financial and other information that was provided to us by the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. This opinion is expressly conditioned upon such information (whether written or oral) being complete, accurate and fair in all respects material to our analysis. We have further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading in any respect. Our analyses were based, among other things, on the financial projections of the Company (the “Financial Projections”) furnished to us by senior management of the Company. With respect to the Financial Projections, we note that projecting future results of any company is inherently subject to uncertainty. We express no opinion as to the Financial Projections or the assumptions on which they are based. In addition, in rendering this opinion, we have assumed that the Financial Projections have been reasonably prepared by management and reflect management’s best currently available estimates and good faith judgment of the future competitive, operating and regulatory environment and related financial performance of the Company, and that the Financial Projections and the assumptions derived therefrom provide a reasonable basis for our opinion. Although the Financial Projections did not form the principal basis for our opinion, but rather constituted one of many items that we employed, changes to the Financial Projections could affect the opinion rendered herein.

Our opinion speaks only as of the dates hereof and we expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

In our review, with the exception of the appraisal commissioned by the Company and provided to us with respect to the Great Bay Hydro power plant and diesel engines that was conducted as of April 1, 2004 by Mainstream Associates, we did not obtain or receive any independent evaluation or appraisal of the assets or liabilities of, nor did we conduct a comprehensive physical inspection of any of the assets of, the Company, nor have we been furnished with any such evaluations or appraisals or reports of such physical inspections, nor do we assume any responsibility to obtain any such evaluations, appraisals or inspections. Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the Transaction to either the Company or to any holder of Common Stock.

In rendering this opinion we have also assumed that: (i) in all respects material to our analysis that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger

Special Committee of Independent Directors

BayCorp Holdings, Ltd.

September 12, 2005

Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof which would affect the amount or timing of receipt of the Consideration; (ii) there is not now, and there will not as a result of the consummation of the transactions contemplated by the Merger Agreement be, any default, or event of default, under any indenture, credit agreement or other material agreement or instrument to which the Company or any of its subsidiaries or affiliates is a party; and (iii) all material assets and liabilities (contingent or otherwise, known or unknown) of the Company were as set forth in the consolidated financial statements provided to us by the Company as of the respective dates of such financial statements.

In addition, we were not requested to and did not provide advice concerning the structure, the specific amount of the consideration, or any other aspects of the Transaction, or to provide services other than the delivery of this opinion. We were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. We did not participate in negotiations with respect to the terms of the Transaction and related transactions. Consequently, we have assumed that such terms are the most beneficial terms from the Company’s perspective that could under the circumstances be negotiated among the parties to such Transaction.

It is understood that our opinion is solely for the use and benefit of the Board of Directors of the Company in its consideration of the Transaction, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transactions that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to how any holder of shares of Common Stock should vote or act on any matter relevant to the Merger Agreement (including without limitation, whether or not to tender Common Stock in connection with the Offer). Our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent. Notwithstanding the foregoing, if required by law, our opinion may be included in the Company’s proxy statement or similar disclosure document with respect to the Transaction; provided that it is reproduced in full, and that any summary of, or other description of, the opinion in such proxy statement or other disclosure document, or other reference to Jefferies or its opinion, will be acceptable to Jefferies and its counsel in their sole discretion.

Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, the Consideration to be received by the holders of shares of Common Stock (other than Parent or its affiliates or any affiliates of the Company) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,